

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 18, 2009

<u>VIA U.S. MAIL AND FAX (949) 451-1460</u>

Paul E. Ross
Chief Financial Officer
Meade Instruments Corp.
6001 Oak Canyon
Irvine, California 92618

> **Re:** **Meade Instruments Corp.**
> **Form 10-K for the year ended February 29, 2008**
> **Filed June 13, 2008**
> **File No. 000-22183**

Dear Mr. Ross:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 29, 2008

Financial Statements, page 33

Consolidated Balance Sheets, page F-2

1.   We note recently your recorded book value (stockholders' equity) has exceeded (and currently exceeds) your market capitalization. Please tell us how this fact impacted your consideration of the guidance at SFAS 142 (including paragraph 23 thereof) related to the need to assess goodwill for impairment, the determination of the fair value of your reporting units and the impact of such fair value measurements on your impairment assessment conclusions. In a related matter, please also tell us how the fact your book value exceeds your market capitalization was considered when assessing your finite lived acquisition-related intangibles and long-lived assets for impairment. Revise your disclosures in future filings as necessary based on our comment.

2.   We see your presentation of deferred stock compensation as contra equity accounts in both your February 29, 2008 consolidated balance sheets as well as the related consolidated statements of stockholders' equity. We note that Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided. Refer to paragraph 74 of Statement 123R. Revise your disclosures in future filings as necessary based on our comment or tell us why you believe your current presentation is appropriate.

Notes to Consolidated Financial Statements, page F-6

8. Employee Stock Ownership Plan, page F-20

3.   We note you indicate on page F-21 that "the fair value of the common stock at any plan year end is to be determined by an *independent appraiser* so long as the stock is not readily tradable on an established market". Please tell us about the nature and extent of the appraisers involvement in your decision-making process associated with the valuation of the referenced common stock. While in future filings you (management) may elect to take full responsibility for valuing assets, if you choose to continue to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm.
        In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you may be required to include the consent of the appraisal firm as an exhibit to the registration statement.

10. Business Segments, Geographic Data and Major Customers, page F-24

4.   Disclosure of long-lived assets by geographic area under SFAS 131 should present
        tangible assets only and should not include intangibles or investments. See question 22
        to the FASB publication "Segment Information: Guidance on Applying Statement 131."
        Please address our concern in your future filings.

Item 9A Controls and Procedures, page 31

5.   Although we note the risk factor disclosure on page 17 of the 10-K, it does not appear
        that management has completed its assessment of internal control over financial reporting
        as of February 29, 2008. We note that you have not provided Management's Report on
        Internal Control over Financial Reporting in this 10-K. Since you were required to file an
        annual report for the prior fiscal year, you are required to report on your management's
        assessment of internal control over financial reporting. If your management has not yet
        completed its assessment, we ask that you complete your evaluation and amend your
        filing to provide the required management's report on internal control over financial
        reporting.

         In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on
            Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial
            Reporting Release 76). You can find this release at:
            http://www.sec.gov/rules/final/2007/33-8809.pdf;

        ▪   the Commission's release *Commission Guidance Regarding Management's Report on
            Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the
            Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting
            Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-
            8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please evaluate whether management's failure to perform or complete its
        report on internal control over financial reporting impacts its conclusions regarding the
        effectiveness of your disclosure controls and procedures *as of the end of the fiscal year*
        covered by the report and, as appropriate**,** revise your conclusion of the effectiveness
        of disclosure controls and procedures at February 29, 2008. In particular, please consider
        the definition of disclosure controls and procedures provided in Rule 13a-15(e), which
        indicates that effective controls and procedures would ensure that information required to
        be disclosed by the issuer is recorded, processed, summarized and reported within the

time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. This comment also applies to your Forms 10-Q for the quarterly period ended May 31, 2008, August 31, 2008 and November 30, 2008.

Please note that the failure to perform management's assessment adversely affects the company and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarterly Period Ended November 30, 2008

Financial Statements, page 2

Notes to Consolidated Financial Statements, page 5

C. Gain on Brand Sales, page 6

6.   We see that in April and June of 2008 you sold various brands and inventory. In future filings, please clearly disclose why such dispositions did not qualify as discontinued operations based on the guidance at paragraphs 41 to 43 of SFAS 144.

7.   In a related matter, we see you filed Forms 8-K on April 22 and June 16, 2008 to report the sales transactions referenced above but we did not see any pro forma information required by Item 9.01 (b) of the Form 8-K rules in the filings. Please either tell us where to find such pro forma information or tell us why no pro forma information was required to be filed for the sales transactions.

Item 3. Controls and Procedures, page 25

8.   Please revise this filing as well as your Forms 10-Q for the quarterly period ended May
        31, 2008 and August 31, 2008 to disclose any changes in your internal control over
        financial reporting as required by Item 308T(b) of Regulation S-K.   Also, tell us why this
        section is not labeled "Item 4T" as required by the Form 10-Q sample form guidance.

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant